September 21, 2007

Room 4561

Mr. Matthew J. Szulik
Chief Executive Officer, President and
   Chairman of the Board of Directors
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

>   **Re: Red Hat, Inc.**
>   **Form 10-K for Fiscal Year Ended February 28, 2007**
>   **Filed April 30, 2007**
>   **File no. 001-33162**

Dear Mr. Szulik:

      We have reviewed your response to our letter dated August 17, 2007 in connection the above-referenced filing and have the following comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 28, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Business Combinations, page 72

1. We note your response to prior comment 2 and have the following additional comments:

   - Tell us why you believe that it was appropriate to use customer attrition rates based on historical data of a company that was incorporated in 2004 and has a limited operating history;

- Explain how your ability to estimate these attrition rates for purposes of estimating the useful lives relates to your disclosures on page 20 of your Form 10-K that indicate that you "have limited historical data with respect to rates of customer subscription renewals, so [you] cannot accurately predict customer renewal rates";

- Describe the extent that the JBoss software products are integral to their customers' operations;

- Tell us whether you have any information regarding the purchase cycle of customers that use JBoss' software. In this regard, indicate how often you believe customers consider whether to continue using such software and explain how difficult it is for them to change vendors;

- Describe the level of competition that you experience related to the JBoss software and identify any significant competitors;

- Tell us how you considered any uncertainties related to the fact that JBoss' software is based on open source technology;

- Describe JBoss' typical customers including size and operating histories; and

- Quantify your assumptions regarding the amounts that you expect to spend in order to keep the technology current.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Senior Staff Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief